GROUP PLC

82-4997

RECEIVED MAY 10 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 155

JRG/AM/2115
29 April 2002

02034094

PROCESSED MAY 29 2002 THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to block listings and lettings.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

dlw 5/21

J R Garwood
Group Company Secretary

Canary Wharf Group plc
One Canada Square Canary Wharf London E14 5AB Tel: +44 (020) 7418 2000 Fax: +44 (020) 7418 2222
Registered in England and Wales No. 4191122

RNS Number:8001U

Canary Wharf Group PLC

19 April 2002

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

CANARY WHARF GROUP PLC

2. Name of scheme

CANARY WHARF EXECUTIVE SHARE OPTION PLAN

3. Period of return:

From 1 OCTOBER 2001 To 1 APRIL 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,544,000 ORDINARY SHARES OF 1 P EACH

5. Number of shares issued / allotted under scheme during period:

1,474,500

6. Balance under scheme not yet issued / allotted at end of period

69,500

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

7110129 (May 1999 to April 2001)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

613,601,216

Contact for queries

Name Jayne Deegan

Address One Canada Square Canary Wharf London E14 5AB

Telephone 0202 7537 5396

END

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RNS Number:8759U
Canary Wharf Group PLC
22 April 2002

Canary Wharf Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 4,897,328 Ordinary shares of 1p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 4,437,500 shares to be issued under the Executive Share Option Scheme and 459,828 shares to be issued under the Long Term Incentive Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS Number:2053V
Canary Wharf Group PLC
29 April 2002

29 April 2002

CANARY WHARF GROUP ANNOUNCES CONTRACTS EXCHANGED ON 270,000 SQUARE FEET

Canary Wharf Group plc announce that they have confirmed the take up of approximately 270,000 square feet of space within various buildings currently under construction, as follows:

Clifford Chance	Option exercised	10 Upper Bank St. (HQ5)	215,000 sq ft
Northern Trust Co.	Option exercised	50 Bank Street (HQ4)	18,000 sq ft
EMEA	Option exercised	7 Westferry Circus	15,000 sq ft
	Total Offices		248,000 sqft
Waitrose	Expansion	DS8 Canada Square	20,000 sq ft
	Total Retail		20,000 sqft

Clifford Chance have signed a long-term occupational lease on the remaining 215,000 sq ft and will now have control and management of the whole of their one million sq ft building. The building, located on the southern side of the Canary Wharf development, is designed by Kohn Pedersen Fox. It is a thirty-storey tower of stainless steel and glass and will provide extensive world class client facilities and staff amenities. Development is proceeding on schedule, the cladding has now reached full height, and the internal works are at an advanced stage.

Commenting on the take up, Peter Charlton, London Managing Partner of Clifford Chance, said:

"We are confident about the future growth of our firm. Our decision to take up our options on the whole of our new Canary Wharf building will ensure that we have enough space going forward to accommodate that growth. We believe the agreement we have come to with Canary Wharf Group plc represents excellent value."

The Northern Trust Company have further options on floors within 50 Bank Street, which expire at practical completion. The remaining 55,000 sq ft within the building is subject to options.

The European Medicines Evaluation Agency (EMEA) have expanded significantly during their tenancy at Canary Wharf, buoyed by the growth in the number of countries now within its regulatory area. They now occupy c. 100,000 sq ft.

George Iacobescu, Chief Executive Officer of Canary Wharf Group, said:

"At a time when questions are being asked of occupiers about the cost of space and the need for flexibility, these companies are demonstrating the confidence they have in their business growth, and highlighting Canary Wharf's ability to offer expansion space to accommodate their needs.

These organisations are from diverse sectors and their expansion suggests that demand will continue to improve.

With Bank of America having exchanged contracts on a sub-lease of 260,000 sq ft from CSFB, Canary Wharf's office take up this year will have reached 530,000 sq ft."

Camille Waxer, VP Retail of Canary Wharf Group, said:

"Waitrose have seized on an opportunity to expand their Food and Home concept here in advance of the anticipated strong demand from a growing population, both within the Estate and within the catchment area. The store will open in September and will take the total retail content at Canary Wharf to over 450,000

sq ft."

- ends -

For further information, please contact:

George Iacobescu Chief Executive Officer

Camille Waxer VP, Retail

Wendy Timmons Head of Corporate & Investor Comms

Canary Wharf Group plc

Tel: 020 7418 2000

Notes to Editors

The initial headline rent paid by Clifford Chance on the option space is £46 per sq ft per annum.

Canary Wharf Group plc

Canary Wharf Group plc have a total of over 7 million square feet under construction at Canary Wharf .

The 7 million sq ft is broken down as follows: 6.7 million sq ft in ten office buildings, the majority of which is pre-committed to Barclays, HSBC, Citigroup, Credit Suisse First Boston, Morgan Stanley, Clifford Chance, Lehman Brothers, The McGraw-Hill Companies and The Northern Trust Company and a further 325,000 sq ft in three retail complexes (180,000 sq ft of which is pre-let to Waitrose Food and Home, and Reebok/Sportsplex). HSBC completed on 1.1 million sq ft in March 2002.

The total commercial net internal area (both built and under construction) on the Estate is approximately 14 million sq ft

This information is provided by RNS
The company news service from the London Stock Exchange

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